

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 13, 2008

Julius Jackson
President
Millennium Group Worldwide Incorporated
2825 N. 10th St.
St. Augustine, FL 32084

> **Re: Millennium Group Worldwide Incorporated**
> **Amendment No. 7 to Form S-1**
> **Filed November 5, 2008**
> **File No. 333-145553**

Dear Mr. Jackson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please update the financial statements and related disclosure in accordance with Rule 3-12 of Regulation S-X. Note that you will also need to update the Summary Financial Data section on page six.

2.   We note your response to comment one in our letter dated October 10, 2008. We re-issue our comment in part because we believe it is important for investors to know that the company or its subsidiary may be required to register as an investment company or investment adviser as a result of its intention to form a private equity fund. Therefore, please expand risk factor number 16 on page 12 to state that notwithstanding its intention to organize a private equity fund so that the company, its subsidiary, or the private equity fund are exempt from registration under the Investment Advisers Act of 1940 and Investment Company Act of

1940, the company recognizes that registration under these Acts may be required and will register if so required.

Proceeds Held, page 5

3.   We note the revised disclosure in response to comment six in our letter dated October 10, 2008; however, your changes to the structure of the deal still do not reflect what is permissible under Rule 415 for a primary offering by a new issuer. As a result, we re-issue our comment as your revisions do not include disclosure that states that any change from the specified offering price of $12 after the effective date of the registration statement will terminate the original offering and subscribers would then be entitled to a refund of their money. Your current disclosure only states that money will be returned in the event that the minimum offering amount of $3,000,000 is not achieved. Please revise to fix the offering price for the duration of the offering.

Minimum Subscription, page 5

4.   We note your response to comment five in our letter dated October 10, 2008. Please note that all material information must be reflected in the prospectus prior to effectiveness; therefore, we re-issue our comment to disclose pre-effectively in the prospectus that unless there is a change in a material term in the offering, subscriptions will be irrevocable.

Certain Related Party Transactions, page 15

5.   We note the revised disclosure in response to comment 10 in our letter dated October 10, 2008 still maintains that the company's offering price per share is based upon a "valuation" done by Richard Corrigan. This statement, however, conflicts with your disclosure in risk factor number 17 that there is no correlation between the offering price and any criteria of the company's value. If true, delete all statements that the company's offering price was based on any objective criteria or valuation. Please revise accordingly.

6. Security Ownership by Beneficial Owners and Management, page 36

6.   We note the revisions you made in response to comment 13 in our letter dated October 10, 2008. However, these revisions are not correct. The percentages disclosed in the "% at Minimum" column do not reflect the dilution that occurs as a result of the offering increasing the number of shares outstanding to 6,500,000. For example, Mr. Jackson's ownership interest percentage would appear to equal 36.9% (2,401,000 ÷ 6,500,000), not 38.424%. Second, the column you added ("% of Common") discloses the ownership of each person or entity based on the

maximum offering being achieved, rather than the <u>current</u> percent of class. Please revise accordingly.

<u>Management's Discussion and Analysis…, page 37</u>

7.   We refer to your response to our prior comment 23. We note that you did not address our last bullet point which stated:
- If not true, revise to delete the last sentence of the second paragraph of your MD&A which states, "Revenue is recognized when cash is received from a customer for work on that customer's contract with the Company." If true, please tell us why this accounting is appropriate and refer to your basis in the accounting literature.

Please advise or revise.

<u>Liquidity and Capital Resources…, page 39</u>

8.   Your revised disclosure in response to comment 16 in our letter dated October 10, 2008 states that you expect your capital resources "to increase significantly in the period ending December 31, 2008." Please quantify, to the extent practicable, how much you expect your capital resources to increase. Further, include a more detailed and updated discussion of your current and long-term liabilities and how these will affect your future liquidity.

<u>Application of Proceeds, page 41</u>

<u>Private Equity Find Management, page 43</u>

9.   You state in this subsection and in the table on page 41 that the company will invest $500,000 into private equity fund activities if the offering <u>mid-point</u> is reached. This statement, however, conflicts with the first sentence of the second paragraph of the Private Equity Fund Management section on page 27, which states that you will invest $500,000 if the offering <u>minimum</u> is reached. Please reconcile.

<u>Balance Sheet, page I-3</u>

10.   We note your response to our prior comment 24. However you have not revised your par value from $1 to $0.001 on page I-3 of your interim balance sheet ending June 30, 2008. Please revise.

<u>Statement of Stockholders' Equity (Deficiency), page I-6</u>

11.   We note your response to our prior comment 22. However you have not revised the statement of stockholders' equity (deficiency) for the interim period ended

Julius Jackson
Millennium Group Worldwide Incorporated
November 13, 2008
Page 4

June 30, 2008 since your "Total Equity (deficiency)" column continues to have a balance of ($326,855) for the line items "Net Loss - 2008" and "Balance - June 30, 2008." Please revise.

Exhibits

12. As previously requested, please file executed copies of all material agreements which have been finalized. Note that most of the material contracts filed as exhibits to your registration statement do not have conformed signatures. If an agreement has not been finalized, please clearly disclose in the relevant section of your prospectus that the company is still in preliminary negotiations with this party and that no formal agreement has been reached. For example, you state in the second paragraph of your MD&A on page 38 that a contract with Catoca Mines was recently signed. However, the agreements you filed on EDGAR as Exhibits 10.13 through 10.17 are "form of" agreements. Please re-file all executed agreements with conformed signatures.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Knight, Attorney-Adviser, at (202) 551-3370 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: by facsimile to (301) 576-5193
Carl N. Duncan, Esq.